UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 3, 2020.

TRANSLATION

Buenos Aires, December 3, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Relevant Information—Admission to the Extended Moratorium Law 27,541 and amendments—Restriction to the payment of dividends.

Dear Sirs,

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

It is informed that, according to the approval issued by the Board of Directors of YPF S.A. (“YPF” or the “Company”), the Company adhered to the Extended Moratorium provided under Law 27,541 on Social Solidarity and Recovery of the Productive Sector within the Public Emergency Framework and its amendments, in relation to the debt associated with the deduction in the income tax over the cost for the abandonment of wells for the period comprised between 2005 and 2013, which was disclosed in the Company’s Financial Statements, and that will entail a significant reduction of its registered debt.

By virtue of the restrictions established in section 6.6.1 of article 13 of Law 27,541 and subsequent amendments, in the event that the Company decides to distribute dividends prior to August 26, 2022, it must first proceed to pay the remaining tax debt, which would not implicate incurring in additional costs.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 3, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer